FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza approved in the US as a 1st-line maintenance treatment of germline BRCA-mutated metastatic pancreatic cancer

30 December 2019 07:00 GMT

Lynparza approved in the US as a 1st-line maintenance treatment of germline BRCA-mutated metastatic pancreatic cancer

Lynparza reduced the risk of disease progression or death by 47% in patients whose disease had not progressed on at least 16 weeks of a 1st-line platinum-based chemotherapy regimen

Only PARP inhibitor approved in germline BRCA-mutated
metastatic pancreatic cancer

AstraZeneca and MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada) today announced that Lynparza (olaparib) has been approved in the US for the maintenance treatment of adult patients with deleterious or suspected deleterious germline BRCA-mutated (gBRCAm) metastatic pancreatic adenocarcinoma (pancreatic cancer) whose disease has not progressed on at least 16 weeks of a 1st-line platinum-based chemotherapy regimen. Patients will be selected for therapy based on an FDA-approved companion diagnostic for Lynparza.

The approval follows the recommendation from the US FDA Oncologic Drugs Advisory Committee (ODAC) on 17 December for Lynparza in this indication, and was based on results from the pivotal Phase III POLO trial published in The New England Journal of Medicine and presented at the 2019 American Society of Clinical Oncology Annual Meeting.

Results showed a statistically significant and clinically meaningful improvement in progression-free survival, where Lynparza nearly doubled the time patients with gBRCAm metastatic pancreatic cancer lived without disease progression or death to a median of 7.4 months vs. 3.8 months on placebo. The safety and tolerability profile of Lynparza in the POLO trial was in line with that observed in prior clinical trials.

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "Patients with advanced pancreatic cancer historically have faced poor outcomes due to the aggressive nature of the disease and limited treatment advances over the last few decades. Lynparza is now the only approved targeted medicine in biomarker-selected patients with advanced pancreatic cancer."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Lynparza embodies MSD's and AstraZeneca's commitment to advance the treatment of challenging types of cancer, including metastatic pancreatic cancer. The expanded approval of Lynparza represents a significant milestone for patients and supports the value of germline BRCA testing in patients with this disease."

Hedy L. Kindler, Co-Principal Investigator of the POLO trial and Professor of Medicine, University of Chicago Medicine, said: "Today's approval of olaparib based on the POLO results gives clinicians an important 1st-line maintenance treatment option which nearly doubled the progression-free survival benefit in patients with germline BRCA-mutated metastatic pancreatic cancer."

Julie Fleshman, President and CEO, Pancreatic Cancer Action Network, said: "Metastatic pancreatic cancer patients have been waiting a long time for new therapy options for their devastating disease. Today's approval of Lynparza provides an exciting new treatment option for patients with germline BRCA-mutated metastatic pancreatic cancer."

The Pancreatic Cancer Action Network (PanCAN) is a US-based organisation that supports and advocates on behalf of the patients, caregivers and communities affected by pancreatic cancer.

About pancreatic cancer
Pancreatic cancer is a deadly cancer with a high unmet medical need. It is the 12th most commonly occurring cancer2 and the 7th leading cause of cancer death globally.3 The disease has the lowest survival rate of the most common cancers4,5 and is the only major cancer with a single-digit five-year survival rate (2-9%) in nearly every country.5 There were approximately 460,000 new cases worldwide in 20186. As there are often no symptoms, or symptoms may be non-specific in the early stages7, it is most commonly diagnosed at an incurable stage.8 Around 80% of pancreatic cancer patients are diagnosed when the disease has metastasised and for these the average survival is less than a year.9 Despite advances in treatment10, few improvements have been made in diagnosis and treatment over the decades.11,12 Current treatment is surgery (for which approximately only 10-20% of patients are eligible), chemotherapy and radiotherapy, highlighting a critical unmet medical need for more effective treatment options.13

About POLO
POLO is a Phase III randomised, double-blinded, placebo-controlled, multi-centre trial of Lynparza tablets (300mg twice daily) as maintenance monotherapy vs. placebo. The trial randomised 154 patients with gBRCAm metastatic pancreatic cancer whose disease had not progressed on 1st-line platinum-based chemotherapy. Patients were randomised (3:2) to receive Lynparza or placebo until disease progression. The primary endpoint was PFS and key secondary endpoints included overall survival, time to second disease progression, overall response rate and health-related quality of life.1

The results showed a statistically significant and clinically meaningful improvement in progression-free survival, where Lynparza nearly doubled the time patients with gBRCAm metastatic pancreatic cancer lived without disease progression or death to a median of 7.4 months vs. 3.8 months on placebo and reduced the risk of disease progression or death by 47% (HR 0.53 [95% CI, 0.35-0.81], p=0.0035). The benefit of maintenance with Lynparza was seen consistently across a range of clinically meaningful endpoints. In patients with measurable disease at baseline, 23% responded to Lynparza vs.12% on placebo (odds ratio, 2.30; 95% CI, 0.89 to 6.76) and had a median duration of treatment in excess of two years (24.9 months; 95% CI, 14.8 to could not be calculated) vs 3.7 months on placebo (95% CI, 2.1 to could not be calculated). Overall survival (OS), a secondary endpoint, at interim analysis was 18.9 months for Lynparza vs. 18.1 months for placebo but did not reach statistical significance (HR=0.90; p=0.68).

The safety and tolerability profile of Lynparza in the POLO trial was in line with that observed in prior clinical trials. The most common adverse reactions (ARs) ≥10% were fatigue (60%), nausea (45%), abdominal pain (34%), diarrhoea (29%), anaemia (27%), decreased appetite (25%), constipation (23%), vomiting (20%), back pain (19%), arthralgia (15%), rash (15%), thrombocytopenia (14%), dyspnoea (13%), nasopharyngitis (12%), neutropenia (12%), dysgeusia (11%) and stomatitis (10%). Grade 3 or above ARs were anaemia (11%), fatigue (5%), neutropenia (4%), decreased appetite (3%), thrombocytopenia (3%), abdominal pain (2%), vomiting (1%) and arthralgia (1%). ARs led to dose reduction in 23% of patients on Lynparza while 6% of patients discontinued treatment.

Based on the results of POLO, the National Comprehensive Cancer Network (NCCN) guidelines were updated in July 2019 to recommend Lynparza as maintenance treatment for gBRCAm pancreatic cancer.14

In the US, eligible metastatic pancreatic cancer patients will be selected for therapy based on the FDA-approved companion diagnostic, BRACAnalysis CDx, a genetic test that detects the presence of a BRCA1 or BRCA2 gene mutation. BRACAnalysis CDx is owned and commercialised by Myriad Genetics, Inc.

About BRCA mutations
BRCA1 and BRCA2 (breast cancer susceptibility genes 1/2) are human genes that produce proteins responsible for repairing damaged DNA and play an important role in maintaining the genetic stability of cells. When either of these genes is mutated, or altered, such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer.

About Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in 65 countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer, regardless of BRCA status. It is approved in the US, the EU, Japan, China and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in 44 countries, including the US and Japan, for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer. Regulatory reviews are underway in other jurisdictions for ovarian, breast and pancreatic cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is approved for advanced ovarian cancer and metastatic breast cancer and has been used in over 25,000 patients worldwide. Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

About the AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the United States and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and potential new medicine selumetinib, a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and selumetinib in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and selumetinib in combination with their respective PD-L1 and PD-1 medicines.

About AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory) Other medicines	+44 203 749 5631
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   Golan et al (2019). Maintenance Olaparib for Germline BRCA-Mutated Metastatic Pancreatic Cancer. New England Journal of Medicine.
2.   World Cancer Research Fund International. Pancreatic cancer statistics. Available at: www.wcrf.org/dietandcancer/cancer-trends/pancreatic-cancer-statistics Accessed October 2019.
3.   World Health Organization. IARC. (2019). Estimated number of deaths in 2018, worldwide, both sexes, all ages. Website available here. Accessed October 2019.
4.   Pancreaticcancer.org.uk. Pancreatic cancer statistics. Available at: www.pancreaticcancer.org.uk/statistics/ Accessed October 2019.
5.   Worldpancreaticcancerday.org. Available at: www.worldpancreaticcancerday.org/about-pancreatic-cancer/ Accessed October 2019.
6.   World Health Organization. IARC. (2019). Estimated number of new cases in 2018, worldwide, both sexes, all ages. Website available here. Accessed October 2019.
7.   Pancreaticcancer.org.uk. Signs and symptoms of pancreatic cancer. Available at: www.pancreaticcancer.org.uk/information-and-support/facts-about-pancreatic-cancer/signs-and-symptoms-of-pancreatic-cancer/ Accessed October 2019.
8.   DaVee (2018). Pancreatic cancer screening in high-risk individuals with germline genetic mutations. Gastrointestinal Endoscopy. 87(6), pp.1443-1450.
9.   Azar et al. (2019). Treatment and survival rates of stage IV pancreatic cancer at VA hospitals: a nation-wide study. Journal of Gastrointestinal Oncology, 10(4), pp.703-711.
10.  Sheahan et al. (2018). Targeted therapies in the management of locally advanced and metastatic pancreatic cancer: a systematic review. Oncotarget. 9(30): 21613-21627.
11.  Adamska et al. (2017). Pancreatic ductal adenocarcinoma: current and evolving therapies. International Journal of Molecular Science. 18(7): 1338.
12.  Yongxing et al. (2017). Molecular subtyping of pancreatic cancer: translating genomics and transcriptomics into the clinic. Journal of Cancer. 8(4):513-522.
13.  Stunt, A. (2016). Pancreatic cancer: GPs can help prognosis by identifying early signs. Guidelines in Practice. Available at: www.guidelinesinpractice.co.uk/cancer/pancreatic-cancer-gps-can-help-prognosis-by-identifying-early-signs/352855.article Accessed October 2019.
14.  NCCN. (2019). NCCN Guidelines for Patients | Pancreatic Cancer. Nccn.org. Available at: https://www.nccn.org/patients/guidelines/pancreatic/12/ Accessed December 2019.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 December 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary